EXHIBIT 20


                           Media Relations:         Investor Relations:
                           Roger W. W. Baker        Daniel A. Conforti
                           (203) 698-5148           (203) 698-5132



                  AMERICAN BRANDS PLANS TO SPIN OFF
               U.K.-BASED GALLAHER TOBACCO COMPANY AND
          CHANGE NAME OF AMERICAN BRANDS TO FORTUNE BRANDS


    -- Fortune Brands to Consist of Powerhouse Non-Tobacco Brands
                 With Nearly $5 billion in Sales --



  Old Greenwich, CT, October 8, 1996 -- American Brands, Inc. (NYSE-

  AMB) today announced plans to spin off its U.K.-based Gallaher tobacco business in a transaction that will be tax free to U.S.

  shareholders and, when the transaction is consummated, to change the name of American Brands to Fortune Brands.

       Following completion of the transaction, American Brands

  shareholders will own shares in two publicly-traded companies:

  Gallaher -- the number 1 tobacco company in the U.K.; and Fortune

  Brands -- a $4.6 billion (12 months sales through 6/96) company that will consist of American Brands' market-leading, non-tobacco consumer brands.

       Completion of the transaction is contingent upon receipt of favorable tax rulings and relevant stockholder approvals.  The ruling process is complex due to the transaction's international aspects.  It is expected that the spin off will be completed in approximately six to ten months, assuming that the requisite rulings and approvals are received.

       U.S. holders of record of American Brands stock at the time the spin is consummated will receive their Gallaher shares in the form of American Depository Receipts (ADRs).  Applications will be made to list the Gallaher ADRs on the New York Stock Exchange and the Gallaher ordinary shares on the London Stock Exchange.

  Stockholders' ownership of Fortune Brands will be represented by their current American Brands certificates.

       Thomas C. Hays, American Brands' chairman and chief

  executive officer, said, "Today's announcement represents a bold step to further brighten prospects for our operations and to create value for our shareholders.  We believe that by creating two financially strong, publicly-traded companies, each of which will be solidly positioned for profitable growth, we will enhance the prospects for both operations and increase shareholder value.

       "This announcement reflects our determination to delight our stockholders and follows the successful steps that we have already accomplished, including the sale of The American Tobacco

  Company in 1994, the sale of Franklin Life and Gallaher's retail and vending operations in 1995, and the acquisition of Cobra Golf early in 1996.

       "The spin off will allow the managements of the two

  companies to focus exclusively on strategies and objectives geared to the very different financial, investment and operating characteristics and growth potential of their companies.  It will enable Gallaher to concentrate its resources to further develop its tobacco business in the U.K. and internationally, and will allow Fortune Brands to focus exclusively on developing the high growth potential of its operations.  Since Gallaher will be recognized more clearly as a U.K./European tobacco manufacturer operating in an environment significantly different from the current U.S. tobacco litigation and regulatory environment, the value inherent in that operation should be more apparent.

       "Each company will have the financial structure and

  resources to be highly successful," Hays continued.  "The balance sheets, together with powerful cash generating potential, will allow each company, based on the strategic direction to be established by the respective Boards, to fund internal growth,

  pay down debt, retain an appropriate dividend policy and

  selectively consider acquisitions."

       Hays emphasized that bondholders are an important

  constituent group.  "We intend to preserve bondholder value," he said, "and our ability to satisfy our obligations to our debt holders should not be impaired as a result of this transaction."

  To allocate the overall debt burden of American Brands at the time of the spin off, Gallaher will borrow and pay to Fortune

  Brands approximately $1.4 billion.  Fortune will use the proceeds

  (approximately $1.25 billion after tax) initially to pay down short-term debt.  The Gallaher debt will be in addition to its seasonal working capital requirements.

       "For our shareholders," Hays noted, "this transaction will create an opportunity to participate in what we believe will be the more appropriately and fully valued Fortune Brands, with its powerful array of non-tobacco consumer brands, and Gallaher, with its high cash flow and position as a leading European tobacco company.  New investors will have the opportunity to choose whether to participate in one or both of these businesses.  We believe the current price of American Brands stock does not fully reflect the value or prospects of our powerful array of consumer brands and that this transaction will enhance value for our shareholders."



                    SIGNIFICANT DIVIDEND BENEFIT



       The combined initial annualized dividend per share currently contemplated by the management of both companies will equal,

  based on the recent exchange rate, the existing $2.00 per share

  American Brands dividend.  It is anticipated that Fortune Brands'

  annualized dividend will be 80 cents, and Gallaher's will be 77 pence ($1.20 based on the current $1.56 sterling exchange rate)

  per old American Brands share.

       Including a refund or credit of the U.K. Advance Corporation

  Tax (A.C.T.) that is paid by Gallaher on its dividends, this combined dividend would effectively result in a significant benefit for eligible shareholders.  For U.S. taxpayers, based on current exchange and tax rates, the aggregate dividend is

  effectively equivalent to about $2.30 per old American Brands share.  Future dividends for Fortune Brands and Gallaher will be determined by the respective Boards of each company, following the spin off.



        FORTUNE BRANDS: A MAJOR NEW CONSUMER PRODUCTS COMPANY



       The non-tobacco operations of American Brands, which will

  become Fortune Brands, had sales of $4.6 billion for the 12 months through June 1996.  Fortune Brands' headquarters will be in Old Greenwich, Connecticut.

       "The new name, Fortune Brands, reflects the significantly

  different composition of the Company following the spin off,"

  noted Hays, who will be chairman and chief executive officer of

  Fortune Brands.  "The word `fortune' means extraordinary success,

  and Fortune Brands will be a company of extraordinarily

  successful, category-leading consumer brands with great

  prospects.  Eleven brands each achieved sales exceeding $100 million last year.  Titleist and Jim Beam.  Master Lock, Day-

  Timer and ACCO.  Moen and Cobra.  Foot-Joy and DeKuyper.  Wilson

  Jones.  Aristokraft.  These brands have enviable positions in their markets.  They are winners. And we move to the future with a winning attitude."  The new name will take effect at the time of the transaction.

       Fortune Brands will have very strong growth prospects and

  powerful brand leaders in each of the categories in which it competes -- hardware, distilled spirits, office products and golf.  Each of these categories is a cash generator, with

  distilled spirits providing particularly strong cash flow.  And in each of these categories, Fortune Brands has number 1 or number 2 brands.



           FORTUNE BRANDS POISED FOR FASTER E.P.S. GROWTH



       Hays noted that "the separation will allow the markets to

  appreciate more fully the strong growth potential of the powerful brands that will make up Fortune Brands' businesses.  Because

  Gallaher's business has been such a significant part of American

  Brands' operating income, the transaction will allow investors to focus on the powerful market positions and growth of our non-

  tobacco brands.

       "Following the spin off, our long-term E.P.S. growth goal

  for Fortune Brands will be in the range of 13-15%, assuming a satisfactory economic and pricing environment.  That's

  substantially higher than the 10% goal we had established for

  American Brands."

       Hays noted that, following the spin off, Fortune Brands'

  powerful resources will give it broad flexibility to enhance its operations through internal development and acquisitions as well as to repurchase shares.  Hays said that, following the

  transaction, Fortune Brands will consider repurchasing up to 10 million shares, depending on market conditions and other

  investment opportunities.  He pointed out that American Brands has recently invested over $1.7 billion to reduce fully diluted shares by over 12 million, or 7%, in 1996, and by 30 million, or more than 14%, in 1995.





  GALLAHER TO PURSUE BUSINESS STRATEGY AS INDEPENDENT U.K. COMPANY



       Commenting on prospects for Gallaher, Hays noted that

  "Gallaher, with sales of over $6.5 billion for the 12 months through June 1996, is the U.K. tobacco market leader.  Gallaher has an enviable brand portfolio and outstanding management that has succeeded in consistently growing profits and cash flow despite a mature and highly competitive U.K. tobacco market.

  This profit growth has been accomplished through its market-

  leading presence in the U.K. and Ireland, a growing presence on the European continent and promising new business in the former

  Soviet Union."

       Peter Wilson, chairman and chief executive of Gallaher,

  said, "I am extremely proud and enthusiastic to have the

  opportunity to lead this new company and believe that prospects for the future are excellent.  Gallaher has the brands, market positioning, financial resources, management expertise and employee commitment to thrive as an independent, publicly-traded company.  Gallaher will have both the cash flow and market focus to continue its success in the U.K. market and pursue our

  international growth strategy."

                          *    *    *    *

       American Brands is an international consumer products

  holding company with headquarters in Old Greenwich, Connecticut.

  Its operating companies have powerhouse brands and leading market positions.  Gallaher Limited sells tobacco

  products internationally, principally in Europe, where its major brands include Benson and Hedges and Silk Cut.  Major distilled spirits brands sold by units of JBB Worldwide, Inc. include Jim

  Beam and Old Grand-Dad bourbons, DeKuyper cordials and Whyte &

  Mackay Scotch.  MasterBrand Industries has leading hardware and home improvement brands including Moen faucets, Master locks and

  Aristokraft cabinets.  ACCO World Corporation's major office product brands include Day-Timer and Swingline.  Acushnet

  Company's golf brands include Titleist, Cobra, Pinnacle and Foot-

  Joy.

                             *    *    *

       This press release contains statements relating to future

  results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.

  Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, competitive product and pricing pressures, the impact of excise tax increases with respect to international tobacco and distilled spirits, regulatory

  developments, the uncertainties of litigation, as well as other risks and uncertainties detailed from time to time in the

  Company's Securities and Exchange Commission filings.

                                # # #


  B-Roll Footage will be available today via News Broadcast Network Satellite Feed, regular window 1-1:30 p.m. ET. Telstar 401, Channel 3, downlink frequency 3760, audio 6.2/6.8.


                       FORTUNE BRANDS/GALLAHER
                             DIVIDEND(a)

                                   ANNUALIZED
                                 EFFECTIVE RATE
                                   (Per Share)

                                 Current   Anticipated
            American Brands       $2.00
            Fortune Brands                    $0.80
            Gallaher                           1.20(b)
            A.C.T. Refund or
            Credit(c)                          0.30(b)
            TOTAL                 $2.00        $2.30      +15%

    (a) Initial anticipated rate for U.S. taxpayers and eligible U.K. shareholders who hold Fortune Brands and Gallaher shares.
    (b) Based on 77 pence at current $1.56 sterling exchange rate, dividend equals $1.20 and A.C.T. equals $0.30.
    (c) U.K. Advance Corporation Tax paid by Gallaher on its dividends.

                      DIVIDEND  --  KEY POINTS

  -- For U.S. taxpayers and eligible U.K. shareholders, the U.K.
     Advance Corporation Tax (A.C.T.) effectively raises the total anticipated annualized dividend to about $2.30, an increase of about 15%.

  -- U.S. taxpayers will be entitled to a cash refund of the A.C.T. paid by Gallaher less applicable U.K. withholding taxes which can be credited against their U.S. income tax liability.

  -- U.K. taxpayers will be entitled to a tax credit against their U.K. income tax liability equal to the A.C.T. paid by Gallaher on its dividends.

  -- The A.C.T. benefit adds about $0.30 to Gallaher's anticipated annualized dividend of 77 pence ($1.20 assuming a $1.56 sterling exchange rate).

  -- U.S. and U.K. taxable mutual fund shareholders get the same benefit as individual shareholders, about 15%.

  -- U.S. tax exempt shareholders get a 4% benefit.

  -- U.K. tax exempt shareholders get a 28% benefit.

  Future dividends for Fortune Brands and Gallaher will be determined by the respective Boards of each company following the spin off.

  The U.S. foreign tax credit is subject to complicated limitations, so shareholders should consult with their tax advisor.


                           Fortune Brands
                             Fact Sheet

  Fortune Brands will be an international consumer products company with the number 1 or number 2 brands in highly attractive categories: hardware and home improvement products, distilled spirits, golf products, and office products.

                           Fortune Brands
             Historical Operations On A Comparable Basis
                      (in millions of dollars)

                         1992     1993     1994     1995      CGR

         Net Sales      3,694.6  3,744.0  4,080.0  4,380.8    5.8%


     Operating Company
        Contribution      514.1    566.7    614.6    640.0    7.6%

      Operating Income    438.9    491.6    529.0    553.3    8.0%

      Net Income from
         Continuing        80.4    101.9    121.7    122.4   15.0%
         Operations


  Reported results adjusted to exclude sales, operating results and gains or losses on businesses sold. Results have also been adjusted to exclude restructurings and other material non-recurring charges and credits.

  o Goal is for E.P.S. growth of 13% to 15% assuming a satisfactory economic and pricing environment.

  o On a restated, historical basis over the past three years
    (adjusting for unusual items):
    --Sales grew at about a 6% compound annual growth rate (CGR).
    --Operating Income at around 8%, and
    --Net income at 15%.

  o Growth is driven by great brands.

  o Hardware and home improvement products will account for about one-third of operating income. Brands include:
    --Moen: The North American leader in kitchen and bath faucets. --Master Lock: number 1 padlock in the world.
    --Aristokraft:  number 2 in U.S. kitchen and bath cabinets.
    --Waterloo:  number 1 tool storage manufacturer worldwide.

                                - 2 -

  o Distilled spirits will also contribute about one-third of operating income. Brands include:
    --Jim Beam bourbon:  number 1 bourbon worldwide.
    --DeKuyper:  number 1 cordial line in the U.S.
    --Whyte & Mackay Special Reserve: number 2 scotch in Scotland. --Vladivar: number 2 vodka in U.K.

  o The remaining third of operating income will be split between golf and office products.
    --ACCO World is the number 1 worldwide office products company.  Its brands include:
         Swingline:  number 1 stapler.
         ACCO:  number 1 paper clip, fastener, data binder and punch.
         Day-Timer:  A leader in time management and personal productivity solutions.
   --Acushnet is the largest manufacturer of golf products.  Its brands include:
        Titleist:  number 1 golf ball worldwide, its DCI irons are number
          1 with club pros.
        Cobra: number 1 iron and number 2 golf club, and Foot-Joy: number 1 golf shoe and glove.

  o Building on great brands:
    --11 have sales in excess of $100 million: Moen, Titleist, Jim Beam, Master Lock, ACCO, Aristokraft, Foot-Joy,
      Wilson Jones, Day-Timer, DeKuyper and Cobra.

  o Focused on delighting two key constituencies: Consumers of our products and owners of our stock.
    --American Brands spent $1.7 billion to reduce fully diluted shares by over 12 million, or 7% in 1996, and by 30 million, or more than 14%, in 1995. After the Gallaher spin-off, Fortune Brands may repurchase 10 million shares, depending on market conditions and other investment considerations.
    --$715 million acquisition of Cobra Golf to enhance our position in an industry with excellent growth potential.
    --Fortune Brands, as structured, with a total debt to capital ratio in the low 20s, will have the financial capability to invest in growth through acquisitions.
    --Contemplated initial annual dividend of $0.80/ per share would represent a mid-to-high 40s payout.
    --Dividend could be increased periodically, while perhaps somewhat reducing the payout ratio over time.

  o Key Executives:
    --Thomas C. Hays: Chairman of the Board and Chief Executive
      Officer
    --John T. Ludes:  President and Chief Operating Officer

  Headquarters        Old Greenwich, Connecticut
  Employees           Approximately 23,800 worldwide

                              Gallaher
                             Fact Sheet


  Gallaher is the leading manufacturer of tobacco products in the United Kingdom. It also is the number one company in the Republic of Ireland and has a growing presence in continental Europe and the former Soviet Union. Gallaher's shares of the U.K. and Republic of Ireland cigarette markets for the first six months of 1996 were 39% and 43%, respectively.

                              Gallaher
             Historical Operations On A Comparable Basis
                       (in millions of pounds)

                        1992    1993     1994    1995     CGR

        Net Sales     3,607.9  3,988.5  4,006.3 4,079.4   4.2%

    Operating Company
      Contribution      322.3    349.0    340.7   354.0   3.2%

    Operating Income    322.3    347.4    337.4   350.2   2.8%

     Net Income from
       Continuing       201.0    224.7    209.9   231.5   4.8%
       Operations




U. S. GAAP reported results adjusted to exclude sales, operating results and gains or losses on businesses sold. Results have also been adjusted to exclude restructurings and other material non-recurring charges and credits.


 o  Gallaher's leading U.K. brands include:
    --Benson and Hedges, the number 1 cigarette brand.
    --Silk Cut, the number 1 low-tar brand.
    --Hamlet, the number 1 cigar.
    --Condor, the number 1 pipe tobacco, and --Old Holborn, the number 2 hand-rolled tobacco.

 o  Gallaher's major brands by price category are:

     Share of Category - Consumer Sales - 6 Months 1996
     --Premium:  Benson and Hedges, Silk Cut.               54%
     --Mid-price:  Berkeley Superkings, Benson and Hedges
       Superkings.                                          42%
     --Low-Price:  Mayfair, Sovereign, Berkeley King Size.  10%

                                - 2 -


 o  Major competitors in the U.K. and their shares of consumer sales (6 months, 1996)
         Gallaher                        39.0%
         Imperial                        37.7%
         Rothmans/Philip Morris          13.1%
         Reynolds                         2.5%
         Others                           7.7%

 o In 1995, Gallaher's cigarette volume totaled 43.62 billion units.
   --Gallaher has a growing international presence. Last year unit sales outside the U.K. reached 37% of U.K.
     volume.

 o Aggressively enhancing operations and brands:
   --37% reduction in total workforce since 1990.
   --Invested $30m in new state-of-the-art distribution center; closed 7 regional distribution centers since 1991, overall, the distribution workforce has been reduced 83%.
   --4.4% U.K. cigarette average price increase (excluding excise taxes) in
     1996.
   --Berkeley launched King Size to expand low-price offering; also launched mid-price Ultra Lights line extension in 1995.
   --Launch 3/96 of Sovereign King Size from Benson and Hedges at the upper end of the low-price sector, and combined with its other low-price brands increased its share of the category from 5.6% in first half 1995 to 10% in 1996 first half.

 o Gallaher has the brands, the marketing expertise and the employees to prosper as an independent company.

 o Dividend:
   --Gallaher's initial annualized dividend is expected to be 77 pence ($1.20 based on current $1.56 sterling exchange rate) per old American Brands share.

 o Key Executives:
   --Peter M. Wilson:  Chairman and Chief Executive
   --Philip R. Burchell:  Deputy Chairman and Director of Finance


                         GENERAL INFORMATION

  Headquarters        Weybridge, Surrey, England
  Employees           Approximately 3,700